SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A4


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                 OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC

                        COMMISSION FILE NUMBER 000-28881


  Nevada                                                              88-0403762
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


24843  Del  Prado,  Suite  326,  Dana  Point  CA                           92629
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:  (949)  249-1765


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:

                           Common Voting Equity Stock

                                   14,810,000

                                 January 9, 2000


     The EXHIBIT INDEX is located at page 37 of this Registration Statement

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PART  I                                                                        3

Item  1.  Description  of  Business                                            3
      (a)  Business  Development                                               3
      (b)  Business  of  the  Issuer                                           4

Item  2.  Managements  Discussion  and  Analysis  or  Plan of Operation       10
      (a)  Plan  of  Operation  for  the  next  twelve  months                10
      (b)  Discussion and Analysis of Financial Condition and Results of
           Operations                                                         10
      (c)  Reverse  Acquisition  Candidate                                    14

Item  3.  Description  of  Property                                           14

Item 4.  Security Ownership of Certain Beneficial Owners and Management       14
      (a)  Security  Ownership  of  Certain  Beneficial  Owners               14
      (b)  Security  Ownership  of  Management                                15
      (c)  Changes  in  Control                                               15

Item  5.  Directors,  Executive Officers, Promoters and Control Persons       16

Item  6.  Executive  Compensation                                             17

Item  7.  Certain  Relationships  and  Related  Transactions                  18

Item  8.  Description  of  Securities                                         19
          The  Registrant's  Capital  Authorized  and  Issued                 19
          Common  Stock.                                                      19
          Secondary  Trading                                                  20
          Unrestricted  Shares  of  Common  Stock.                            20

PART  II                                                                      22

Item  1                                                                       22
      (a)  Market  Information                                                22
      (b)  Holders                                                            22
      (c)  Dividends                                                          22
      (d)  Reverse  Acquisitions                                              22

Item  2.  Legal  Proceedings                                                  22

Item  3.  Changes  in  and  Disagreements  with  Accountants                  22

Item  4.  Recent  Sales  of  Unregistered  Securities                         22

Item  5.  Indemnification  of  Officers  and  Directors                       23

PART  F/S                                                                     24

PART  III                                                                     37

Item  1.  Index  to  Exhibits                                                 37

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                                     PART I


                          UNNUMBERED ITEM: INTRODUCTION


          This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for quotation on the Over-the-Counter Bulletin Board, often called OTCBB . This Registrant's common stock is not presently quoted on any exchange at the present time. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Registrant will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant.

     While we have no present intention of doing so, it is possible that we may become the subject of a Reverse Acquisition at some undetermined future time. A reverse acquisition is the acquisition of a private ( Target ) company by a public company, by which the private company's shareholders acquire control of the public company. We have not determined to pursue a reverse acquisition transaction, although we disclose that possibility, nor have we identified any acquisition target. In the event that such a transaction is determined to be pursued, we cannot project what the intentions of such an unidentified target might be, for engaging in a reverse acquisition. We can evaluate what be believe are the general advantages and disadvantages for such a target, in considering a reverse acquisition. First, a reverse acquisition does not register any shares of stock for sale or for resale. It is not a substitute for a 1933 Act Registration of shares for sale or resale. Shares which may be issued by us, in connection with such an acquisition would be restricted securities and would not be freely tradeable except in compliance with the holding periods and other provisions of Rule 144. We believe that the advantage to such a target company, in choosing a reverse acquisition with a public company would be its quotability, so that a market price for its shares might be determinable, and so that when, after such an acquisition, the new resulting company may engage in capital formation, its prospective investors might obtain market quotes to assist them in making investment decisions. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business, if such a transaction were determined to be pursued by us, would be associated with some private placements and/or limited offerings of common stock for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon our the present condition.


                        ITEM 1.  DESCRIPTION OF BUSINESS.


 (A)  BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION. This Corporation Oasis Entertainment's Fourth Movie Project, Inc. is the Registrant. We will refer it as "we", "us" and "our" unless the context otherwise requires. We were duly incorporated in Nevada on April 9, 1998. We have on file with the Securities and Exchange Commission an

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Amended  Form  1-A/Regulation  A Offering Statement (File No. 24-3948) under the
Securities Act of 1933, as amended. In that Offering Statement our business was described to be the production of low-budget films for theatrical, cable and video release.

     As a practical matter, we are required to register our common stock pursuant to 12(g) of the 1934 Act, and to pursue continued acceptance for quotation on the OTCBB. There are no lock-up or shareholder pooling agreements between or among our shareholders. All shares are owned and controlled independently by the persons to whom they are issued. We have no Internet address.

     FOUNDERS SHARES: On April 9, 1998, 5,000,000 shares of common stock were issued to each of the Registrant's two founders and recorded at predecessor cost of $-0-.

     FURTHER ISSUANCES: On September 30, 1998, 1,500,000 shares of common stock were issued and on April 20, 1999, 3,310,000 shares of common stock were issued at $0.10 per share for a total of $481,000 pursuant to an exemption from registration in an offering made in reliance upon the exemption provided by Regulation A of the Securities Act of 1933 to a total of 41 accredited investors. The total shares placed pursuant to Reg A, at $0.10 per share was 4,810,000.


-----------------------------
Issuance:            Original
Reference Number.   Issuances
Exemption
-----------------------------
1- Section4(2). .  10,000,000
2- Reg. A . . . .   1,500,000
3- Reg. A . . . .   3,310,000
Totals. . . . . .  14,810,000
-----------------------------



      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B) BUSINESS OF THE ISSUER. Pursuant to our original business plan, we produced one full-length movie entitled "The Blood Game" intended for adult video and cable release. Its subject matter is adventure, and it contains nudity and violence. It was completed in November of 1999. The movie was produced for a cost of $168,430. We have as yet been unsuccessful in our efforts to sell or distribute this movie. While we have not abandoned our intention to market our production, there are no assurances that we will be able to sell or distribute this movie. If we are unsuccessful in these efforts, or if there is only limited distribution of the movie, then all or a part of the investment in production cost may be lost.For accounting purposes the capitalized costs for this movie were written off as an impairment loss during the year ended September 30, 1999. We do not presently enjoy sufficient funds to attempt another production. We are evaluating the feasibility of seeking new funding for that purpose.

BLOOD GAME. The subject of the movie is an erotic action thriller based upon a man's struggle to rescue a woman from a gang of weekend warriors and winds up having to rescue himself. The movie was completed in November 1999. The distribution efforts began in late December 1999 when over sixty preview copies were sent to distributors accepting this type of genre. The distribution consisted of media packets containing copies of the film and trailer, a one sheet on the movie and stars, and a personalized letter to the individual distributors. The media packets were received on or around January 10, 2000. There were two responses that proposed purchasing and/or distributing options, Troma Films and Victory Multimedia. These negotiations are currently in progress, however, they have been slow and unassuring of a profitable distribution and/ or purchase agreement.

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

     As a practical matter, the marketing of "The Blood Game" may require an indefinite period. Tastes, trends and interests of distributors change over time. Should preset discussions fail to result in marketing the project, we would continue to promote its availability, periodically.

     Due to the distribution problems encountered with the "Blood Game" and due to recent changes in the entertainment industry regarding the technological demands of producing, the Officers and Directors of Registrant have reviewed and analyzed the current business plan of "producing low budget movies." The business analysis concluded that the current business plan projected diminishing returns and great margins of risk. The technology in the movie industry was changing so rapidly that the cost for production may exceed gross revenue for "made-for-cable and video features." The industry trade publications predicted that the following two years would see an emergence of the major movie studios into the smaller markets such as "made-for-cable and video features," independent films, and Internet programming due to the changes in market demands for content, medium and genre. The Registrant also lacks the capital resources presently to fund multiple productions in one period, which is a growing necessity to compete in the industry. Accordingly, we may seek additional funding from our existing shareholders or the public, to attempt further production, but we have not determined whether such a course is in the best interests of our shareholders.

     INFOMERCIALS. Meanwhile, an opportunity to produce and finance direct response television programs arose. An emerging "Direct Response" company, Reliant Interactive Media Corp. ("Reliant") approached the Registrant to finance and co-produce direct-response television and electronic retailing programs. Reliant is a full reporting public company trading under the symbol "RIMC" on the OTCBB. After extensive due diligence, we concluded that the potential for profit and growth in this new opportunity is attractive. We have accordingly expanded the scope of our business to include and emphasize direct-response retailing production. We have begun by entering into a contract with Reliant for financing and co-producing three (3) direct-response television programs. In the Agreement between Reliant and Registrant, dated March 24, 1999, we provided $250,000 to Reliant for production of three infomercials. In consideration of this financing, we received 250,000 shares of common stock of Reliant and royalties equal to 2% of the adjusted gross revenues defined as sales less returns, shipping and handling charges, received by Reliant up to a maximum of $625,000. Thereafter, the royalty will be reduced to 1%. To date, no royalties have been paid to Registrant under this Agreement. The first of the three projects did not test well and was abandoned. The second was aired but was not well received by the purchasing public. The remaining project tested more favorably and is airing currently. The three infomercial products were Cactus Jack's Laundry Vitamins, Daniel Rogers Laboratories, Inc.'s Natural Hair Product, and Worldwide Sports Nutrition's Pure Protein Bar. The third project is producing revenues to Reliant. We expect to receive revenues from this investment in early 2001. Our active participation in Reliant's Infomercials was limited to financing, some artistic and technical consulting, and some production assistance for the "Natural Hair project.

     We are presently engaged in discussions with Reliant for further investment and/or co-production opportunities. No agreement had been reached as of December 31, 2000.

     In a separate transaction we made a loan of $300,000 to Reliant. The note included interest at 10% per annum. As of December 31, 1999, principal and accrued interest owing to us stood at $116,906. As additional consideration for this loan and forbearance as to prompt repayment, Reliant issued us an additional 5,000 shares of its common stock. We continue to correspond with Reliant with a view to participation in future projects as may become attractive for our investment. Accordingly, the status of our relationship with Reliant is as follows: (1) we are a shareholder of Reliant; (2) we have a loan partially unpaid owing to us from Reliant; (3) we expect to be receiving royalty payments in 2001 from the third project covered by our investment in 2001; and (4) Reliant is not a shareholder of our corporation.

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

REVERSE ACQUISITION CONTINGENCY. We have not abandoned our business plan to achieve profitable distribution of Blood Game, nor our interest in further participation in direct media advertising. We recognize, however, the contingency that our present business activities may fail to achieve the profitability for our shareholders to which we are committed. Accordingly, a mature and sober analysis of our present business and assets requires us to recognize the possibility of such failure, and the contingency that we would be required, in such a case, to pursue the acquisition of other profitable businesses or assets, by some form of business combination. The most likely form of such a combination would be by a reverse acquisition transaction. Accordingly, the following additional disclosure is presented as to the nature of such a contingency.

     In the event that we determine to pursue a Reverse Acquisition transaction, we would most likely proceed as follows. We would most likely spin-off our assets to our shareholders, that is create a new wholly-owned subsidiary, place our existing assets into that subsidiary and then distribute the ownership of that subsidiary to our existing shareholders in proportion to their then existing share ownership. We would likely issue a news release indicating our interest in reverse acquisition target candidates. We would not travel or engage in extensive or expensive advertising, but would wait for responses and proposals to others. We would engage in no capital formation activities in connection with such a transaction. While it is forseeable that a Target acquisition program may involve fund raising, such fund raising would not be conducted by our present management, but rather would concern the acquisition target and its management.

     Due to circumstances unique to this Registrant, it is not in a position to consider any specific proposal for the use of our corporation in reverse merger transactions, for the reason that it is not now qualified for quotation on the OTC Bulletin Board. Management has determined that it must so qualify itself by this 1934 Act Registration of its common stock, as a class, pursuant to 12(g) of the Securities Act of 1934, before it can present itself as a viable competitor in the reverse acquisition arena.

     LIMITED SCOPE AND NUMBER OF POSSIBLE ACQUISITIONS: We have indicated that we may attempt to develop future movie projects, and may seek additional funding from our shareholders. We have considered the possibility that we may pursue a reverse acquisition, if we determine that such a course would best serve our existing shareholder. Accordingly, the possibility of a reverse acquisition is a contingency, and the following disclosure is provided about such an eventuality, should it occur.

     We would not intend to restrict our consideration to any particular business or industry segment, and we may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of our limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely we will not be able to participate in more than a single reverse business acquisition venture, should we pursue that course. Accordingly, we anticipate that we would not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. We would be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because we may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that we might, in such a case, incur further risk due to the failure of the target's

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management  to  have  proven  its  abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     In the event that we determine to pursue a Reverse Acquisition transaction, we would most likely proceed as follows. We would most likely spin-off our assets to our shareholders, that is create a new wholly-owned subsidiary, place our existing assets into that subsidiary and then distribute the ownership of that subsidiary to our existing shareholders in proportion to their then existing share ownership. We would likely issue a news release indicating our interest in reverse acquisition target candidates. We would not travel or engage in extensive or expensive advertising, but would wait for responses and proposals to others. We would engage in no capital formation activities in connection with such a transaction. While it is forseeable that a Target acquisition program may involve fund raising, such fund raising would not be conducted by our present management, but rather would concern the acquisition target and its management.

     PROBABLE INDUSTRY SEGMENTS FOR ACQUISITION. While the Company would not rule out its consideration to any particular business or industry segment, Management would focus its principal interest in evaluating development stage companies in the electronic commerce, high-technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     REPORTING UNDER THE 1934 ACT. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     INCENTIVE TO ACQUISITION TARGET. The principal incentive to a target company to be acquired by us in a reverse acquisition (and in effect to acquire control of our corporation) would exist only when and if we complete our 1934 Act Registration of our common stock and thus become a public reporting company qualified for quotation on the OTCBB. Such a target company would not have to wait to achieve its ability to file reports as provided in the 1934 Act, but could immediately report its combination with us. This ability to file public reports and to be a reporting company is a precondition to qualification for quotation on the OTCBB

     TRANSACTIONS WITH MANAGEMENT. There is no that we would acquire a target business or company, in a reverse acquisition, in which our present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length

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acquisition  of  business  assets  owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transactions do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public issuers amenable to reverse merger transactions. The policy described in this paragraph has not been the subject of any formal or binding adoption by our corporation and is the stated intention of management. While it is possible that some variation from this policy might occur, and a transaction might be considered with parties having some relationship to us, on terms no less favorable to our shareholders, than a similar transaction with totally unrelated third parties, such a variation would only occur with full disclosure to all shareholders, and only in the overwhelming best interests of all shareholders and with shareholder approval.

     The policy under discussion involves the contingency of a reverse acquisition with change of control of our company. It does not relate to direct acquisitions or investments by us, without a change of control. For example, our investment and our relationship with Reliant Interactive Media is not a transaction covered by this informal policy. There is no limitation in present corporate policy upon direct investment in any profitable opportunity, other than our corporate responsibility to act in the best interests of our shareholders.

     There is no present possibility of any business combination with Reliant in the event we may elect to pursue a reverse acquisition. Reliant has expressed no interest in acquiring us, and we have nothing to offer Reliant as an incentive to be acquired by us. Reliant is already a full reporting company with extensive revenues and assets.

     FINDERS FEE FOR MANAGEMENT. No finder's fees will be payable to Management in connection with any forseeable reverse acquisition. Management is identified with the principal shareholder. The Principal Shareholder's remaining share ownership following any reverse acquisition, and the Principal Shareholder might be expected to sell its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target company, the principal shareholder may sell all, some, or none of the control block, as matters for arm's length deal-making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant, billable hourly in an established and customary manner. No finders fees, commissions or other bonuses to Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable. While this policy is intended to refer to the contingent eventuality of a reverse acquisition, with attendant change of control, in any case, management does not take finders fees for doing its corporate responsibility for management of the affairs of our corporation. Accordingly no finders fees were paid or are payable or will be payable to management of this corporation, in connection with our direct investment in Reliant or any other corporate opportunity. It is the view of management that such fees would not be ethical or proper, and the benefit of any such transactions should be shared proportionally with our shareholders. For example, the transactions described with Reliant involved no finders fees to management, but was entirely a corporate opportunity and treated as such.

     CONSULTANTS. We have only a single consultant, namely Intrepid International Ltd., a Nevada Corporation. Our three Officers and Directors are affiliates of Intrepid. Information about Intrepid is found in Item 7, of this
Part I. Information about our Officers and Directors is found in Items 4 and 5 of this Part I. Intrepid is a corporate service provider. It provides us with management services, by which its affiliates serve as our management and various corporate services including coordination of our auditing. Its counsel provides us with services as our special securities counsel for the preparation of this filing, and other securities related matters. Intrepid bills us monthly for its management and other services, on a time-fee basis. Intrepid is also a shareholder of our common stock. In the event we should pursue a reverse acquisition at some future time, Intrepid, and its affiliates would not receive any compensation in connection with such an acquisition, other than its normal time-fees for services performed. In such a case, Intrepid would enjoy such benefits of ownership of its common stock as might result from such an acquisition. Our Agreement with Intrepid is provided as Exhibit 10.1.hereto.

     No other consultants are presently engaged nor are there any plans to retain any consultants currently or for the foreseeable future. It is, of course, conceivable that should a target business be acquired, one or more consultants may be sought out by the management of the acquired entity, following a change of control. As of this time, there is no basis upon which Management could base anything more than mere speculation as to what manner of consultant, what criteria for seeking or selecting consultants, or what term of service any such consultant might require; for the reason that all such consideration would be matters before the Management of the Registrant only if the reverse acquisition contingency might arise, and after a change of control which would result from a reverse acquisition.

     LOAN FINANCING NOT ANTICIPATED. There are no foreseeable circumstances under which loan financing will be sought or needed during Registrant's present development stage. This statement should not be deemed to preclude additional investment or funding by our existing shareholders.

     DEPENDENCE ON MANAGEMENT. This Company is required to rely on Management's skill, experience and judgement, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, Managements Discussion and Analysis or Plan of Operation, and also Item 7 of this Part, Certain Relationships and Related Transactions.

COMPETITIVE BUSINESS CONDITIONS. Other better capitalized firms are engaged in the business of low-cost, direct-TV production. Competition is intense and favors established larger producers with established distribution relationships. We are at a significant competitive disadvantage in our industry, and can compete only by producing a superior and attractive product. There can be no assurance that we would prove competitively attractive to the kinds of transactions we seek. Please See the Item 6 of part II, Management Discussion and Analysis, for more information and disclosure.

NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. We have three officers who devote an insubstantial amount of time to our affairs who serve without compensation. They are officers and affiliates of our principal shareholder.

YEAR 2000/2001 COMPLIANCE. We have encountered no year 2000 or 2001 compliance issues or problems.


       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.


 (A) PLAN OF OPERATION FOR THE NEXT TWELVE MONTHS. We are considering another more mainstream production. To do this we would need not less than $250,000 nor more than $500,000. We are interested in further investment or co-production with Reliant. Based upon past experience, in which we invested $250,000 in three projects, we would anticipate requiring a similar sum to proceed with another group of infomercial projects. It is Management's view that these two programs should be funded separately.

     We would expect to make a registered (no-underwriting) offering of $500,000 for the purpose of funding another movie. We would expect to conduct a private limited offering among accredited investors with pre-existing relationships of $250,000 for the purpose of investing further in infomercial projects. Our best guess is that these funding programs will be opened during the next twelve months.

     Neither of these concepts have addressed the continuing need for working capital, and deficit reduction. Management is inclined to seek an additional
$100,000 in funding, for this purpose. These requirements will be phased and allocated appropriately in such offerings as previously described. It is highly forseeable that existing shareholders, or some of them, will invest further to cover current losses, and limit the dilutive effects of such past losses on new investors.

     There can be no assurance that we will be successful in raising capital through private placements or otherwise. Even if we are successful in raising capital through the sources specified, there can be no assurances that any such financing would be available in a timely manner or on terms acceptable to us and our current shareholders. Additional equity financing could be dilutive to our then existing shareholders, and any debt financing (if any) could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.


 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     FISCAL YEARS. Our corporation was organized April 9, 1998. Our first fiscal year ended September 30, 1998, without operations or activity. Our operations began in October of 1998.

     SEPTEMBER 30, 1999. During our first fiscal year we focused our efforts primarily on the production of "Blood Game". During the period from November 1998 to April 1999, we paid substantially all of the costs of production.

     IN MARCH OF 1999 we began our relationship with Reliant Interactive Media, as described in Item 1 of this Part I. As of September 30, 1999, we had a total of $161,782 in unsecured notes receivable from related parties. Three of the four notes (totaling $46,300) are non-interest bearing and have no specific payback terms. On March 24, 1999, we provided Reliant Interactive Media Corporation with funding of $250,000. We received 250,000 shares of Reliant (restricted) common stock. The investment has been recorded at cost of $250,000. As a result of the foregoing transaction, we currently own 4% of the common stock of Reliant.

     On May 25, 1999, we loaned Reliant $100,000. On May 25, 1999, also, we loaned Reliant an additional $200,000. As a part of that consideration we received an additional 5,000 shares of Reliant common stock. The investment was recorded at a cost of $1.00 per share.

     The movie was completed in November 1999. The distribution efforts began in late December 1999 when over sixty preview copies were sent to distributors accepting this type of genre. The distribution consisted of media packets containing copies of the film and trailer, a poster on the movie and stars, and a personalized letter to the individual distributors. The media packets were received on or around January 10, 2000. There were two responses that proposed purchasing and/or distributing options, Troma Films and Victory Multimedia. These negotiations are currently in progress, however, they have been slow and unassuring of a profitable distribution and/or purchase agreement. During the six months from September 30, 1999 through March 31, 2000, we incurred minor post-production, accounting, and travel expenses. Following the six months ended March 31, 2000, we received a billing from Intrepid International, reflecting an amount unpaid and deferred expenses of $16,936, of which $8,912 are attorneys fees, and $8,051 are consulting fees and reimbursement for copying, printing, and freight. During the most recent six months, our limited liquidity further decreased significantly.

      (1)  BALANCE  SHEET  SEPTEMBER  30,  2000.

--------------------------------------------------------------------------------------
Cash and Equivalents. . . . . . . . .       495   Notes Payable (Note 6)      146,183
Current Assets. . . . . . . . . . . .       495   Total Liabilities           146,183
--------------------------------------------------------------------------------------

                                       10

--------------------------------------------------------------------------------------
Note receivable (Note 4). . . . . . .   127,030   Common Stock                 14,810
Investment Securities (Note 4). . . .   143,437   Paid-in Capital             483,398
    Notes Receivables
Other Assets. . . . . . . . . . . . .   270,467   (Related Party) (Note 5)    (46,300)
                                                  Other Comprehensive Loss
                                                  (Note 4)                   (111,563)
                                                  Accumulated Deficit . . . .(215,566)
                                                  Total Equity. . . . . . .   124,779
 Total Assets . . . . . . . . . . . .   270,962    Total Liabilities/Equity   270,962
--------------------------------------------------------------------------------------


     Note 4 of our financial statements discusses our $250,000 funding agreement with Reliant of March 24, 1999, included the issuance of 250,000 shares of common stock of Reliant (see Note 3) and our acquisition of an additional 5,000 shares on May 25, 1999, in connection with the $200,000 loan. As of September
30, 2000, the outstanding principal balance of the loan was $100,000 plus $27,030 in accrued interest. This loan has been reclassified as a non-current asset.

     Note 4 of our financial statements also discusses the charge against capital for the decrease in the trading value of our Reliant shares, from $255,000 originally recorded to $143,437.

     Note 5 of our financial statements discloses that, as of September 30, 2000, we had $46,300 in notes receivable from related parties, all unsecured, and non-interest bearing, recorded as a charge on capital until paid.

     Note 6 of our financial statements discusses our payables to related parties. As of September 30, 2000 we had $146,183 in such notes. Of these loans $56,183 is payable to Intrepid our affiliate consultant.

     Note 2 of our financial statements provides the cautionary disclosure that we do not have significant cash or other material assets, nor do we have an established source of revenues sufficient to cover our operating costs and allow us to continue as a going concern. It is our intent to produce revenues from the sales of "B genre" movies. Until this occurs, shareholders of the Company have committed to meeting the Company's operating expenses.


      (2)  PROFIT  AND  LOSS.

                                                      Inception,
                                                       April 9,
                                                         1998
                                                           To
Operations                           September 30       Sept 30,
                                   2000        1999        2000
----------------------------------------------------------------
Revenues:. . . . . . . .  $           0   $       0   $       0
General & Administrative        (20,395)    (45,966)    (66,361)
 Net Loss Operations . .        (20,395)    (45,966)    (66,361)
Impairment Loss. . . . .                   (168,430)   (168,430)
Interest Expense . . . .        (12,580)     (4,628)    (17,208)

Interest Income. . . . .         11,548      24,885      36,433
 Net Other . . . . . . .         (1,032)   (148,173)   (149,205)
Income/(Loss
Net Loss . . . . . . . .        (21,427)   (194,139)   (215,566)


     We have recorded no revenues to date. We expect to record revenues from Reliant in 2001. Our operating expenses for the past two years have included substantial non-recurring legal and professional expenses in connection with our 1934 Act Registration of our common stock. Together with auditing expense, these costs reflect most of year 2000 expenses, and a large portion of year 1999 expenses. We would expect that $20,000 would be a minimal budget for continuing audit and reporting in 2001.

     Effective, September 30, 1999, our investment in the Blood Game was written off as an impairment loss. While we continue to treat the Blood Game project as one yet in progress, we accept that better accounting practices favors this charge, to reflect the substantial doubt as to whether and when it may, if ever, become a revenue producing item. Please see Note 1g of our financial statements:

     "The Company capitalized the costs incurred in connection with producting the movie 'Blood Game'. The Company evaluates the recoverability of the capitalized costs whenever events arise that may effect recoverability, but at least annually. On September 30, 1999, the Company allowed for the movie costs in full due to its inability to find a buyer for the movie."

             The Remainder of this Page is Intentionally left Blank

                                                    Inception,
                                                     April 9,
                                                      1998
                                                       To
Comprehensive (loss). . .         .  September 30    Sept 30,
                                     2000   1999      2000
-----------------------------------------------------------
Holding Loss on Securities.      (111,563)     0  (111,563)
Available for Sale
------------------------------------------------------------


          We are not in the business of buying and selling securities. Our investment in common shares of Reliant were recorded at $1.00 per share when acquired. As of September 30, 2000, the fair market value of these shares was $0.5625 per share. Accordingly, this unrealized decline in the value of the investment is disclosed; however, it is not included in the following per share loss calculations. Please see Note 4 of our financial statements. Please note the item "Investment in available for sale securities" in our Balance Sheet, under Assets, Other Assets, of $143,437. That is the present value of the common shares as so reduced.


                                                      Inception
                                                       April 9,
                                                        1998
                                                          To
Operations. . . . . . .             September 30       Sept 30,
                                 2000         1999       2000
---------------------------------------------------------------
Net Loss Operations . .       (20,395)     (45,966)   (66,361)
Net Other Income/(Loss)        (1,032)    (148,173)  (149,205)
 Net Loss . . . . . . .       (21,427)    (194,139)  (215,566)
===============================================================
Loss per share. . . . .         (0.00)       (0.01)
Weighted Average. . . .    14,810,000   14,393,116
Shares Outstanding
---------------------------------------------------------------


     As previously indicated, current losses reflect corporate maintenance, legal and accounting, and public reporting.

      (3) FUTURE PROSPECTS. We continue to hope that Blood Game will be marketed eventually. We intend to begin capital formation activities with a view to producing more easily market product. We are in discussions with Reliant with a view to our possible participation or investment in further infomercial activity. There is no assurance that any of these hopes or plans will materialize in the generation of significant revenues, or that the revenues if generated will result in the achievement of profitability for our shareholders.

     We have no present intention to abandon our business efforts. We are unable to predict whether or when we might consider it appropriate to participate in a business combination opportunity. In any case, we could not attract capital for our present business before we can perfect the continued quotation of our common stock on the OTCBB by this 1934 Act Registration. Management does not consider a business combination probable, but discloses it as a foreseeable possibility.

 (C) REVERSE ACQUISITION CANDIDATE. We have indicated that we do not plan to engage in any business combination activity at this time. We have indicated that such a contingency is foreseeable if we are unable to establish sufficient revenues by our current efforts. Should such a contingency materialize, the acquisition of such an opportunity could and likely would result in some change in control of our corporation at such time. Targeted acquisitions for stock may be accompanied by capital formation programs, involving knowledgeable investors associated with or contacted by the owners of a target company. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure of and reliance on the businesses and assets to be acquired, and not upon the present or future condition of this Issuer without revenues or substantial assets.

                        ITEM 3.  DESCRIPTION OF PROPERTY.

     We have no significant property of our own, other than "The Blood Game". Our office services are provided by our principal consultant and are included in its billings as a part of our cost of doing business. All equipment involved or which may be involved in future productions will be rented for the days actually needed. We have an insubstantial inventory of copies of "The Blood Game." Copies can be produced economically, if required.


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. These following 5% or more shareholders are unrelated to Management or to its sole consultant. Neither management, nor any affiliate of management, or of the consultant to management, has any interest in any of the following shareholders, nor do any of the following shareholders possess any interest or affiliation with either management or its consultant, except as disclosed in the Notes which follow Tables (a) and (b).


 5% Owners                          # Shares    % of Total
----------------------------------------------------------
498534 Alberta, Inc. (1) . . . .   1,000,000        6.75
5127 Pineridge
Peachland BC Canada V0H 1Y0
----------------------------------------------------------
Baycove Capital Corporation (2).   1,000,000        6.75
73 Front Street, 3rd Floor
Hamilton, Bermuda HM 12
----------------------------------------------------------
Intrepid International S.A. (3).   5,000,000       33.76
PO Box 8807
Panama 5, Panama
----------------------------------------------------------
Giovanni Trivella. . . . . . . .   5,000,000       33.76
Letzigraben 89
Zurich, Switzerland CH8040
----------------------------------------------------------
Total 5% Owners. . . . . . . . .  12,000,000       81.03
----------------------------------------------------------
Total Issued and Outstanding      14,810,000      100.00

 (B) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. The share ownership disclosed in Table (b) is attributed ownership. Please see Notes following Table (b).


Ownership of Management  Name and . . . .  Attributed        %
Address of Beneficial Owner . . . . . . .  Ownership
--------------------------------------------------------------
Kirt W. James  President/Director . . . .   5,000,000    33.76
24843 Del Prado Suite 318
Dana Point CA 92629
--------------------------------------------------------------
J. Dan Sifford Jr.  Treasurer . . . . . .   5,000,000    33.76
62 Bay Heights Drive
Miami, Florida 33133
--------------------------------------------------------------
Karl E. Rodriguez  Secretary. . . . . . .   5,000,000    33.76
24843 Del Prado Suite 318
Dana Point CA 92629
--------------------------------------------------------------
All Officers and Directors as a Group (3)   5,000,000     0.00
--------------------------------------------------------------
Total Shares Issued and Outstanding . . .  14,810,000   100.00
--------------------------------------------------------------


(1) Mr. Rob Taylor is individual with dispositive control of the shares of 498534 Alberta, Inc.

(2) Ms. Rene Poole is individual with dispositive control of the shares of Baycove Capital Corporation.

(3) The 5,000,000 Intrepid International shares disclosed in Table (a) are attributed to our Officers and Directors, as shown in Table (b) because our officers are affiliates of Intrepid, and their services are provided to us by Intrepid. For information about Intrepid please see Item 7, Relationships and Transactions. Mr. James and Mr. Sifford are the persons with dispositive control of the shares of Intrepid International S.A.

 (C) CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. The Issuer is searching for a profitable business opportunity. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance.

     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are the Officers/Directors of Registrant, having served from inception of our corporation, to continue to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined.

-----------------------------------------------------------------------------
 Executive Officers DIRECTOR'S NAME     AGE                OFFICE/POSITION
-----------------------------------------------------------------------------
Kirt W. James . . . . . . . . . . .     42               President/Director
24843 Del Prado, Suite 318
Dana Point CA 92629
-----------------------------------------------------------------------------
J. Dan Sifford. . . . . . . . . . .     63               Treasurer/Director
62 Bay Heights Drive
Miami FL 33133
-----------------------------------------------------------------------------
Karl E. Rodriguez . . . . . . . . .     52               General Counsel/
24843 Del Prado, Suite 313. . . .                     .  Corporate Secretary/
Dana Point CA 92629 . . . . .                     . . .  Director
-----------------------------------------------------------------------------


     Kirt W. James, President and Director, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc.; and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a Public Company. In 1990 he formed and become President of HJS Financial Services, Inc., and is responsible for day to day business of the firm and consults Client's business and Product Development. During the past five years Mr. James has been involved in the valuation, sale and acquisition of numerous private businesses and planning for the entry of private corporations into the public market place for their securities.

     J. Dan Sifford, Jr., Treasurer, grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities. During each of the past five years he has served as President of Indiasa, which serves only as a holding company owning: 100% of Indiasa Aviation Corp. (a company which owns aircraft but has no operations); 100% of Overseas Aviation Corporation (a company which owns Air Carrier Certificates but has no operations); 50% of Robmar International, S.A. (a company operates a manufacturing plant in Argentina and Brazil, but in which Mr. Sifford holds no office). In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean, and has been its president continuously during each of the past five years.

     Mr. Sifford is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies: Air Epicurean, Inc., All American Aircraft, Earth Industries, DP Charters, Inc., Ecklan Corporation, EditWorks,

Ltd., Market., Market Formulation & Research, Inc., NetAir.com, Inc., NSJ Mortgage Capital Corporation, Inc., North American Security & Fire, Oasis 4th Movie Project, Professional Recovery Systems, Inc., Richmond Services, Inc., Telecommunications Technologies, Ltd., and World Staffing II, Inc.

     Of these last mentioned companies, he is currently serving in this Registrant, in DP Charters, in Ecklan Corporation, in Oasis 4th Movie Project, in Richmond Services, Inc, and in NetAir.com, Inc.

     Karl E. Rodriguez, Corporate Secretary, General Counsel and Director, received his Juris Doctor degree in 1972 from Louisiana State University Law School. He has practiced business and corporate law since 1972, emphasizing securities and entertainment matters, and has been self-employed in that capacity for the past five years. He has served as a director of Oasis
Entertainment's Fourth Movie Project, Inc., since April 1998. He is also a Director, Corporate Secretary, and General Counsel for Reliant Interactive Media Corp. During his law practice he has also been involved in a variety of dynamic business experiences. From 1975 to 1982, he was active in real estate development in the Baton Rouge, Louisiana area. From 1980 until 1985, he specialized in the sale of businesses and franchises as the owner and operator of VR Business Brokers. In 1986, he became the Project Manager for Bluffs Limited Partnership, where he structured the development of an Arnold Palmer Design Golf Course and in 1992, Mr. Rodriguez was the Managing Director for MedAmerica, LLC., medicine clinics for children. From 1993 through 1998, he was the Director, Corporate Secretary and General Counsel for Telco Communications, Inc., which is a long distance reseller company. From 1992 until 1996, he was the President of Healthcare Financial and Management Services, Inc., providing billing services to three Louisiana hospitals. Mr. Rodriguez is also corporate Secretary and General Counsel to Reliant Interactive Media Corp.


                        ITEM 6.  EXECUTIVE COMPENSATION.

The officers and directors of Intrepid International, Ltd. (Nevada) are comprised of two individuals; Kirt W. James, and J. Dan Sifford, Jr. They are both our principal officers and directors. Karl Rodriguez is our third director. He is of Counsel to Intrepid. Their biographies are found in Item 9, Part III. Our officers and directors are presently provided to us by Intrepid. They receive no direct compensation from us, but are understood to be compensated by Intrepid. Intrepid is compensated by us on time/hour/fee basis, pursuant to its billings for services actually rendered and costs actually incurred. We believe that the true cost of doing business is properly reflected by the inclusion of Intrepid billings in our expenses.

     The following table discloses Intrepid billings to Oasis 4th from August 7, 1998 through September 30, 2000:

------------------------------------------------------------
Fees. . .    Costs        Interest    Payments     Total Due
------------------------------------------------------------
34,412.30    18,270.37    2,725.83    -6,087.15    49,321.35
------------------------------------------------------------


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     (A) INTREPID INTERNATIONAL. We have indicated that the services of our officers and directors have been provided by Intrepid International, Ltd., and that Intrepid is one of our principal shareholders and our sole consultant. There are two Intrepid entities, the Panama parent corporation and its wholly-owned United States operating subsidiary, incorporated in Nevada. Disclosure is now provided about the Intrepid entities.

INTREPID INTERNATIONAL, S.A. The officers and directors of Intrepid International, S. A. (Panama) are comprised of three individuals; Laurencio Jaen

O., Teodoro F. Franco L. and Leopoldo Kennion G. All three of these individuals are Panamanian citizens and each serves as an officer and a director of Intrepid International, S. A. (Panama).

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Company since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Ja n was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world s largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of the Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panam with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found below.


INTREPID INTERNATIONAL, LTD. The officers and directors of Intrepid International, Ltd. (Nevada) are comprised of two individuals; Kirt W. James, and J. Dan Sifford, Jr. They are both our officers and directors, and their biographies are found in Item 5 of this Part I.

     As of September 30, 2000, we had a total of $146,183 in notes payable to related parties. All the notes are non-interest bearing and have no specific payback terms. All notes are unsecured. A 10% interest rate has been imputed to these loans, which has been recorded as contribution to capital. Of these loans $56,183 is payable to Intrepid. Intrepid loaned us $35,800 and $20,383, and Mr. Kirt W. James loaned us $90,000, all during the year ended September 30, 2000, as operating capital. As of September 30, 2000, we have made no payments on these loans, and no demands for payment have been made.


     (B) RELIANT INTERACTIVE MEDIA. We have disclosed our relationship with Reliant, in Item 1 and Item 2 of this Part I. Some additional and repetitive disclosure concerning that relationship is provided here as follows: We are an investor in Reliant Interactive Media, Inc. We own 4% of Reliant's common stock. Reliant is not a shareholder of our Corporation.

     In and Agreement between us and Reliant, dated March 24, 1999, we provided $250,000 to Reliant for production of three infomercials. In consideration of this financing, we received 250,000 shares of common stock of Reliant and royalties equal to 2% of the adjusted gross revenues defined as sales less returns, shipping and handling charges, received by Reliant up to a maximum of $625,000. Thereafter, the royalty will be reduced to 1%. To date, no royalties have been paid to Registrant under this Agreement. The first of the three infomercial products did not test well and was abandoned. The second was aired but was not well received by the purchasing public. The remaining project tested more favorably and may yet generate royalty revenues. It is airing currently. The three infomercial products were Cactus Jack's Laundry Vitamins, Daniel Rogers Laboratories, Inc.'s Natural Hair Product, and Worldwide Sports Nutrition's Pure Protein Bar.

     In a separate transaction, on May 25, 1999, we made a loan of $100,000 to Reliant. The note included interest at 10% per annum.

     In a separate transaction, on May 26, 1999, we made loans of $200,000 to Reliant. The note contained no provision for interest, but provided for the issuance of 5,000 shares as additional consideration for this loan and forbearance as to prompt repayment, Reliant duly issued us an additional 5,000 shares of its common stock.

     As of December 31, 1999, principal and accrued interest owing to us stood at $116,906.

     These transactions are classified as "related party" transactions for the reason that our Counsel and Secretary, Karl Rodriguez, is also Counsel and Secretary to Reliant. Although Mr. Rodriguez is a director of both Reliant and our corporation, Oasis Entertainment's Fourth Movie Project, Inc., and although the transactions are deemed related-party transactions for that reason, Mr. Rodriguez has no financial interest in the Oasis funding arrangement and is not a shareholder of Oasis. He serves as its Secretary and General Counsel only to both corporations Counsel, and is not engaged in the management decisions of either corporation except in that professional capacity.


                       ITEM 8.  DESCRIPTION OF SECURITIES.

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. The Registrant is authorized to issue 100,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 14,810,000 are issued and outstanding as of December 31, 1999.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

SECONDARY TRADING refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

UNRESTRICTED SHARES OF COMMON STOCK. 14,810,000 shares of common stock are issued and outstanding, of which 10,000,000 shares are held by affiliates of the Registrant, and of which 4,810,000 shares are owned by non-affiliates of the Registrant and are believed to be restricted securities which could be sold in brokerage transactions in compliance with Rule 144. 1,500,000 of these 4,810,000 shares were issued pursuant to Regulation A, adopted under Section 3(b) of the Securities Act of 1933, on or about September 30, 1998 and the balance were issued on or about April 20, 1999, and were when issued Restricted Securities, as defined by Rule 144(a). The affiliate shares were issued on or about April 9, 1998, pursuant to 4(2) of the 1933 Act, and on April 9, 2000 will be more than two years old. Rule 144 would permit affiliate sales in limited amounts, as discussed in the previous paragraph.

OPTIONS AND DERIVATIVE SECURITIES. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

RISKS OF "PENNY STOCK." The Registrant's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker -dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of the common stock of this Registrant, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. This Registrant has taken no action to register or qualify its common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities of this Registrant may be unlawful in certain States. Additionally, some States may have laws or regulation limiting the offer, sale or resale of securities of companies with no business or effective business plan. In the event of the contingency in which we might become such a company by abandoning our business or spinning off our business and assets, substantial limitations on transactions in our common stock may become applicable.

               the remainder of this page left intentionally blank

                                     PART II


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.


 (A) MARKET INFORMATION. The Common Stock of this Issuer is not quoted on any trading exchange. To the best of the Registrant's knowledge and belief, there has been no market activity, buying or selling, of the common stock of this Registrant, in brokerage transactions.

 (B) HOLDERS. There are presently approximately 42 shareholders of the common stock of this Registrant.

 (C) DIVIDENDS. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

 (D) REVERSE ACQUISITIONS. A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. Shareholder approval would be solicited, pursuant to the laws of the State of Nevada, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with the solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosure would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.



             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.


                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On April 9, 1998, we made our initial issuance of 10,000,000 shares of common stock, and recorded at predecessor cost of $-0-, pursuant to Section 4(2) of the Securities Act of 1933. The prices was $0.001 per share. The shares were issued 5,000,000 each to each of our two founders: Intrepid International S.A. and Giovanni Trivella. Both of our founders were known to us to be accredited investor/founders, and both were afforded and had full access to our corporate condition and affairs, of the kind of information which registration would have disclosed, at their time of their investment and founding of our corporation.

     During the period from September 30, 1998 to April 22, 1999 we sold 481,000 shares of our common stock, pursuant to Regulation A, promulgated by the Commission under authority of Section 3(b) of the Securities Act of 1933. There were 41 subscribers. The price was $0.10 per shares. The purchasers were each individually determined by us to be accredited investors, based upon their experience in investments of this speculative nature, and by their respective incomes and net worth.


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     There is no provision in our Articles of Incorporation nor the By-Laws, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. We are aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.


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                                       23

                                    PART F/S


     AUDITED FINANCIAL STATEMENTS: for the fiscal years ended September 30, 2000 and 1999 are provided as Financial Statement: Attachment FA-00, in the body of filing this filing, following this page, and incorporated herein by this reference as though fully set forth on this page as well.

--------------------------------------------------------------------------------
                             FINANCIAL  STATEMENTS                          PAGE
--------------------------------------------------------------------------------

FA-00     Audited  Financial  Statements: for the year ended September 30, 2000,
          1999, and from inception April 9, 1998                              25
--------------------------------------------------------------------------------

                          OASIS ENTERTAINMENT'S FOURTH
                               MOVIE PROJECT, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

                                 C O N T E N T S


Independent  Auditors'  Report                                  27

Balance  Sheet                                                  28

Statements  of  Operations                                      29

Statements  of  Stockholders'  Equity                           30

Statements  of  Cash  Flows                                     31

Notes  to  the  Financial  Statements                           32

                          INDEPENDENT AUDITORS' REPORT

To  the  Board  of  Directors
Oasis  Entertainment's  Fourth  Movie  Project,  Inc.
(A  Development  Stage  Company)
Dana  Point,  California


We have audited the accompanying balance sheet of Oasis Entertainment's Fourth Movie Project, Inc. (a development stage company) as of September 30, 2000, and the related statements of operations, stockholders' equity and cash flows for the years ended September 30, 2000 and 1999, and from inception on April 9, 1998 through September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oasis Entertainment's Fourth Movie Project, Inc. (a development stage company) as of September 30, 2000 and the results of its operations and its cash flows for the years ended September 30, 2000 and 1999 and from inception on April 9, 1998 through September 30, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had limited operations and no operating revenues which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/HJ  &  Associates,  LLC
HJ  &  Associates,  LLC
Salt  Lake  City,  Utah
December  19,  2000

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS

                                                       September  30,
                                                            2000
---------------------------------------------------------------------

CURRENT  ASSETS
     Cash  and  cash  equivalents                        $     495
                                                        ----------
          Total  Current  Assets                               495
                                                        ----------

OTHER  ASSETS

     Movie  production  costs,  net  (Note  1)                   0
     Note  receivable  (Note  4)                           127,030
     Investments in available-for-sale  securities
     (Note  4)                                             143,437
                                                        ----------
          Total  Long-Term  Assets                         270,467
                                                        ----------
          TOTAL  ASSETS                              $     270,962
                                                        ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT  LIABILITIES

Notes  payable-related parties (Note  6)             $     146,183
                                                        ----------
          Total  Current  Liabilities                      146,183
                                                        ----------

STOCKHOLDERS'  EQUITY

Common  stock;  100,000,000  shares  authorized  of  $0.001
par  value,  14,810,000 shares issued and outstanding       14,810
Additional  paid-in  capital          483,398
Notes  receivable  -  related  parties  (Note  5)         (46,300)
Accumulated  other  comprehensive  income  (loss)        (111,563)
Deficit  accumulated  during  the development stage      (215,566)
                                                        ----------
          Total  Stockholders'  Equity                     124,779
                                                        ----------

  TOTAL  LIABILITIES  AND  STOCKHOLDERS'  EQUITY     $     270,962
                                                        ==========

 The accompanying notes are an integral part of these financial statements.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                                                       From
                                                                   Inception  on
                                                                     April  9,
                                            For the Years Ended    1998  Through
                                                September  30,     September 30,
                                              2000           1999        2000
--------------------------------------------------------------------------------

REVENUES                                    $     0       $     0        $     0
                                            ------------------------------------

EXPENSES
     General  and  administrative            20,395        45,966         66,361
                                            ------------------------------------

          Total  Expenses                    20,395        45,966         66,361
                                            ------------------------------------

NET  LOSS  BEFORE  OTHER  INCOME
 (EXPENSE)                                  (20,395)     (45,966)       (66,361)
                                            ------------------------------------

OTHER  INCOME  (EXPENSE)
     Impairment  loss  (Note 1)                   0     (168,430)      (168,430)
     Interest  expense                      (12,580)      (4,628)       (17,208)
     Interest  income                        11,548       24,885          36,433
                                            ------------------------------------
          Total  Other  Income (Expense)     (1,032)    (148,173)      (149,203)
                                            ------------------------------------
NET  LOSS                                   (21,427)    (194,139)      (215,566)
                                           -------------------------------------

OTHER  COMPREHENSIVE  INCOME  (LOSS)

Holding  loss  on  securities  available  -
for-sale                                   (111,563)           0       (111,563)
                                            ------------------------------------
Total Other Comprehensive Income (Loss)    (111,563)           0       (111,563)
                                            ------------------------------------
NET COMPREHENSIVE (LOSS)                $  (132,990)   $(194,139)    $ (327,129)
                                            ====================================
BASIC  LOSS  PER  SHARE                 $     (0.00)   $   (0.01)
                                        =========================
WEIGHTED  AVERAGE  NUMBER
 OF  SHARES  OUTSTANDING                 14,810,000    14,393,116
                                        =========================

 The accompanying notes are an integral part of these financial statements.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                       Statements of Stockholders' Equity

                                                                                       Accumulated     Deficit
                                                                                          Other      Accumulated
                                                         Additional        Stock      Comprehensive  During  the
                                 Common  Stock            Paid-In       Subscription      Income     Development
                              Shares        Amount        Capital        Receivable       (Loss)        Stage
----------------------------------------------------------------------------------------------------------------
Balance  at  inception  on
 April  9,  1998                     0    $      0       $         0     $     0      $          0     $       0

Common stock issued to founders
recorded  at predecessor
cost of $0.00               10,000,000      10,000           (10,000)          0                 0             0

Common  stock  issued  for
 cash at $0.10 per share     1,500,000       1,500           148,500    (150,000)                0             0

Net  loss  from  inception  on
 April  9,  1998  through
 September  30,  1998                0           0                 0           0                 0             0
                                     0           0                 0           0                 0             0

Balance,
September 30, 1998          11,500,000      11,500           138,500    (150,000)                0             0

Receipt of stock subscription        0           0                 0     150,000                 0             0

Common  stock  issued  for  cash
 at  $0.10  per  share       3,310,000       3,310           327,690           0                 0             0

Accrued  interest  on  notes  to
 related  parties  recorded  as
 contributed  capital                0           0             4,628           0                 0             0

Net  loss  for  the  year  ended
 September  30,  1999                0           0                 0           0                 0     (194,139)

Balance,
September 30, 1999          14,810,000      14,810           470,818           0                 0     (194,139)

Holding  loss  on  securities
 available-for-sale                  0           0                 0           0          (111,563)            0

Accrued  interest  on  notes  to
 related  parties  recorded  as
 contributed  capital                0           0            12,580           0                 0             0
Net  loss  for  the  year  ended
 September  30,  2000                0           0                 0           0                 0      (21,427)

Balance,
September  30,  2000        14,810,000   $  14,810     $     483,398     $     0     $    (111,563)  $  (215,566)
=================================================================================================================

 The accompanying notes are an integral part of these financial statements.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                        From
                                                                   Inception  on
                                                                     April  9,
                                          For the Years Ended      1998  Through
                                            September  30,        September  30,
                                        2000             1999          2000
--------------------------------------------------------------------------------

CASH  FLOWS  FROM  OPERATING  ACTIVITIES

     Net  loss                   $     (21,427) $   (194,139)   $      (215,566)
Changes  in  assets  and  liabilities:
(Increase) in interest receivable      (11,548)      (15,482)           (27,030)
Increase (decrease)
 in accounts payable                    (2,644)        2,644                  0

Net  Cash  (Used)
by Operating Activities                (35,619)     (206,977)          (242,596)


CASH  FLOWS  FROM  INVESTING  ACTIVITIES

Cash  paid  for investments                  0      (255,000)          (255,000)

Net  Cash  (Used) by
Investing Activities                         0      (255,000)          (255,000)

CASH  FLOWS  FROM  FINANCING  ACTIVITIES

Proceeds paid on notes
 receivable-related parties                 0       (246,300)          (246,300)
Principal  received  on  notes
 receivable-related parties                 0        100,000             100,000
Proceeds received on notes
payable-related  party                 20,383        125,800             146,183
Common  stock  issued  for  cash            0        481,000             481,000
Contributed  capital                   12,580          4,628              17,208

Net  Cash  Provided  by
Financing  Activities                  32,963        465,128             498,091

NET  INCREASE
(DECREASE) IN CASH                     (2,656)         3,151                 495

CASH  AT  BEGINNING  OF  PERIOD         3,151              0                   0

CASH  AT  END  OF  PERIOD           $     495    $     3,151           $     495
================================================================================

SUPPLEMENTAL  CASH  FLOW  INFORMATION

CASH  PAID  FOR:
     Interest                      $       0     $         0           $       0
     Income  taxes                 $       0     $         0           $       0

 The accompanying notes are an integral part of these financial statements.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 2000


NOTE  1  -     ORGANIZATION  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     a.  Organization

Oasis Entertainment's Fourth Movie Project, Inc. (the Company) was incorporated on April 9, 1998 under the laws of the State of Nevada, primarily for the purpose of producing film and video for theatrical, cable and televised releases.

The Company has limited operations, assets and liabilities. Accordingly, the Company is dependent upon management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant shareholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

     b.  Accounting  Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a September 30 year end.

     c.  Cash  and  Cash  Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

     d.  Basic  Loss  Per  Share

Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                                    September  30,
                                               2000               1999
--------------------------------------------------------------------------

     Numerator  -  loss                $     (21,427)     $     (194,139)
     Denominator-
weighted  average  number  of
       shares  outstanding                14,810,000           14,393,116
-------------------------------------------------------------------------
     Loss  per  share                  $       (0.00)     $        (0.01)
=========================================================================

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 2000


NOTE  1  -     ORGANIZATION  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
     (Continued)

     e.  Provision  for  Taxes

The income tax benefit differs from the amount computed at federal statutory rates as follows:

                                                    For  the  Years  ended
                                                        September  30,
                                                    2000               1999
---------------------------------------------------------------------------

     Income  tax benefit at statutory rate     $     3,200     $     21,000
     Change  in valuation allowance                 (3,200)         (21,000)
----------------------------------------------------------------------------
                                               $         0     $           0
============================================================================

     Deferred tax assets (liabilities) at September 30, 2000 are comprised of the following:

     Net  operating  loss  carryforward                        $     215,566
     Depreciation                                                          0
     Valuation  allowance                                          (215,566)
                                                               -------------
                                                               $           0
                                                               =============

At September 30, 2000, the Company has a net operating loss carryforward available to offset future taxable income of approximately $215,000, which will expire in 2020. If substantial changes in the Company's ownership should occur, there would also be an annual limitation of the amount of NOL carryforwards which could be utilized. No tax benefit had been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

     f.  Additional  Accounting  Policies

Additional accounting policies will be established once planned principal operations commence.

     g.  Movie  Production  Costs

The Company capitalized the costs incurred in connection with producing the movie "The Blood Game". The Company evaluates the recoverability of the capitalized costs whenever events arise that may effect recoverability, but at least annually. On September 30, 1999, the Company allowed for the movie costs in full due to its inability to find a buyer for the movie.

            OASIS  ENTERTAINMENT'S  FOURTH  MOVIE  PROJECT,  INC.
                      (A  Development  Stage  Company)
                    Notes  to  the  Financial  Statements
                            September  30,  2000


NOTE  1  -     ORGANIZATION  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
     (Continued)

     g.  Movie  Production  Costs  (Continued)

     The  movie production costs and related allowance breakdown are as follows:

                                                  September  30,
                                                       2000
-----------------------------------------------------------------

     Movie  production  costs                    $     168,430

     Less: allowance for unsecurable costs            (168,430)

     Net  Movie  Production  Costs               $           0
                                                 =============

     h.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

     i.  Investments  in  Available-for-Sale  Securities

The Company has a limited portfolio of investments in marketable equity securities. Management determines the appropriate classification of all securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date.

Available-for-sale securities consist of marketable securities not classified as either trading or held-to-maturity. Available-for-sale securities are stated at fair market value, and all unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity under the subheading "Accumulated other comprehensive income (loss)."

NOTE  2  -     GOING  CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to produce and earn revenues from the sale of "B genre" movies. Until this occurs, shareholders of the Company have committed to meeting the Company's operating expenses.

           OASIS  ENTERTAINMENT'S  FOURTH  MOVIE  PROJECT,  INC.
                     (A  Development  Stage  Company)
                  Notes  to  the  Financial  Statements
                          September  30,  2000


NOTE  3  -     ROYALTY  AGREEMENT  -  RELATED  PARTY

On March 24, 1999, the Company entered into an agreement with Reliant Interactive Media Corporation ("Reliant"), a company in which the Company holds shares as an investment, under which the Company committed to provide funding for three "infomercials" Reliant was to produce. Under the terms of this agreement, the Company provided a total of $250,000 for this purpose. As consideration for this funding, Reliant was to issue 250,000 restricted, post-split shares of its common stock to the Company (see Note 4). Also, Reliant agreed to pay the Company a royalty equal to two percent of the adjusted gross revenues created by the infomercials until the Company had received $625,000. The royalty would be reduced to one percent of the revenues thereafter.

As of September 30, 2000, Reliant had produced the three infomercials. The first two were unprofitable, and have produced no royalties for the Company. The third project is producing revenues for Reliant. The Company expects to accrue revenues from this investment in early 2001.

NOTE  4  -     INVESTMENT  AND  NOTE  RECEIVABLE

On March 24, 1999, the Company entered into an agreement with Reliant Interactive Media Corporation ("Reliant") under which the Company provided funding of $250,000 to Reliant (see Note 3). As consideration for this funding, Reliant contracted to issue 250,000 restricted, post-split shares of its common stock to the Company upon completion of the funding. The investment was originally recorded at its cost of $250,000.

On May 25, 1999, the Company agreed to lend another $200,000 to Reliant. This loan accrues interest at 10% per annum and was due on September 1, 1999. As part of the consideration for this loan, Reliant agreed to issue 5,000 shares of its restricted common stock to the Company. The 5,000 shares were originally recorded at a cost of $1.00 per share, based on the determination of the previous agreement. As of September 30, 2000, the outstanding principal balance of this loan was $100,000, plus $27,030 in accrued interest. The Company's management is currently pursuing the collection of this note, and expects to collect the remaining balance in full during the coming year. To be conservative, however, the receivable has been recorded as a non-current asset until it is collected.

The 255,000 shares of Reliant owned by the Company at September 30, 2000 represent approximately 4% of Reliant's outstanding common shares at that date.

Management has determined to classify the shares as "available-for-sale" as they are restrictive shares. Consequently, the shares are stated at market value. At September 30, 2000, the fair market value of the shares was $0.5625 per share, making the total value of the 255,000 shares $143,437.

             OASIS  ENTERTAINMENT'S  FOURTH  MOVIE  PROJECT,  INC.
                      (A  Development  Stage  Company)
                    Notes  to  the  Financial  Statements
                            September  30,  2000


NOTE  5  -  NOTES  RECEIVABLE  -  RELATED  PARTIES

As of September 30, 2000, the Company had a total of $46,300 in notes receivable from related parties. All of the notes are unsecured. Each of the notes is non-interest bearing and has no specific payback terms. Because the loans were to significant shareholders, they have been accounted for as a reduction of stockholders' equity until repaid.

NOTE  6  -     NOTES  PAYABLE  -  RELATED  PARTIES

As of September 30, 2000, the Company had a total of $146,183 in notes payable to related parties. All of the notes are non-interest bearing, and have no specific payback terms. All the notes are unsecured. A 10% interest rate has been imputed for these loans, which has been recorded as contributed capital in the financial statements.

Of these notes, $56,183 is payable to Intrepid International, Ltd. ("Intrepid"). Intrepid is a significant shareholder with whom the Company shares office space, office equipment, and certain officers and directors. Intrepid loaned the Company $35,800 and $20,383 during the years ending September 30, 1999 and 2000, respectively, as operating capital. As of September 30, 2000, the Company had not yet made any payments on the note, and Intrepid had made no demands for payment.

NOTE  7  -     COMMON  STOCK  TRANSACTIONS

In 1998, the Company issued 1,500,000 shares of its common stock under a stock subscription at $0.10 per share. The stock subscription was collected in 1999 for $150,000 in cash. In 1999, the Company also issued an additional 3,310,000 shares of its common stock for cash at $0.10 per share for proceeds of $331,000.

NOTE  8  -     OTHER  RELATED  PARTY  TRANSACTIONS

Common  Officer

Mr. Karl Rodriquez serves as general counsel and corporate secretary for both the Company and Reliant.

                                    PART III



                           ITEM 1.  INDEX TO EXHIBITS.

                                  Exhibit Index

                                     Exhibit
                                      Table
--------------------------------------------------------------------------------
#               Table  Category  /  Description  of  Exhibit        Page  Number
--------------------------------------------------------------------------------
            [3]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
2.1      Articles of Incorporation                                            39
2.2      By-Laws                                                              42
--------------------------------------------------------------------------------
           [10]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
10.1      Intrepid International Financial Services Consulting Agreement      51
10.2      Agreement: Infomercials March 24, 1999                              56
10.3      Promissory Note: May 25, 1999                                       59
10.4      Loan Agreement: May 26, 1999                                        62
--------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the individual capacities and on the date indicated.

Dated:  November  6,  2000

                 OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC


/s/Kirt W. James                         /s/Karl  E.  Rodriguez
   Kirt  W.  James                          Karl  E.  Rodriguez
   president/director                       secretary/director

                   /s/J. Dan Sifford. Jr.
                      J. Dan Sifford Jr.
                      treasurer/Director

--------------------------------------------------------------------------------
                                   EXHIBIT 3.1

   ARTICLES OF INCORPORATION: OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
--------------------------------------------------------------------------------

Filed  in  the  Office  of  the
Secretary  of  State  of  Nevada
April  9,  1998


                            ARTICLES OF INCORPORATION
                                       OF
                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.



     ARTICLE I. The name of the Corporation is OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.

     ARTICLE II. Its principal office in the State of Nevada is 774 Mays Blvd, #
10. Incline Village NV 89451,. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc., a Nevada Corporation.

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of One Hundred Million Shares (100,000,000) of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $100,000.00. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The affairs of the corporation shall be governed by a Board of Directors consisting of one to ten persons. The Initial Director of the Corporation, whose name and address is J. Dan Sifford, Jr., 33481 Spinnaker, Dana Point, California 92629, to serve until the next regular meeting of shareholders or until their successors are elected.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     ARTICLE  IX. The name and address of the Incorporator of the corporation is
J.  Dan  Sifford,  Jr.,  33481  Spinnaker,  Dana  Point,  California  92629.


     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day, March 31, 1998.


                              /s/J.Dan Sifford Jr.
                               J. Dan Sifford Jr.
                                  Incorporator

--------------------------------------------------------------------------------
                                   EXHIBIT 3.2

                                     BY-LAWS
--------------------------------------------------------------------------------

                                     BY-LAWS
                                       OF
                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                              A NEVADA CORPORATION


                                    ARTICLE X
                                CORPORATE OFFICES


     The principal office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. #10, Incline Village NV 89452. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE XI
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.
Notices  of  Meetings

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than twenty (20) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

SECTION  5.  CLOSING  OF  TRANSFER  BOOKS  OR  FIXING  RECORD  DATE.

     For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20) days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for and such determination of stockholders, such date in any case to be not more than twenty (20) days and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION  6.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  7.  QUORUM.

     At any meeting of stockholders fifty-one (51) percent of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  8.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

SECTION  9.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  10.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  11.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  12.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.

                                   ARTICLE XII
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (9). Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.


SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.


                                  ARTICLE XIII
                                    OFFICERS


SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.


SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                   ARTICLE XIV
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                                   ARTICLE XV
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the 1st day of January in each year, or on such other day as the Board of Directors shall fix.


                                   ARTICLE XVI
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                                  ARTICLE XVII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                  ARTICLE XVIII
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                                   ARTICLE XIX
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.


                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

EXECUTED,  AND  CORPORATE  SEAL  AFFIXED,  this  day  of  April  6,  1998.




                              /s/Karl E. Rodriguez
                                Karl E. Rodriguez
                                    Secretary

--------------------------------------------------------------------------------
                                  EXHIBIT 10.1

          INTREPID INTERNATIONAL FINANCIAL SERVICES CONSULTING AGREEMENT
--------------------------------------------------------------------------------

                             INTREPID INTERNATIONAL
                               FINANCIAL SERVICES
                              CONSULTING AGREEMENT

THIS AGREEMENT is made by and between Intrepid International, Ltd., a Nevada Corporation, (hereafter IIL ), and Oasis Entertainment's Fourth Movie Project, Inc. a Nevada Corporation, (hereafter Client ) and dated April 6. In consideration of the mutual promises contained herein, and on the terms and conditions herein set forth, the parties agree as follows:


     1.  RETAINER  AGREEMENT.

     Intrepid International, Ltd. is hereby retained as financial services consultants for the Client, consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Among the services to be provided and contemplated by this arrangement are the services of its President, Kirt W. James (billable at $150.00/hr), its prime consultant, J. Dan Sifford Jr. (billable at $240.00/hr), and such incidental secretarial services (billable at $100.00/hr) as may be reasonably and necessarily performed by its secretary. Additional services may be performed by subcontractors of IIL, subject to arrangements approved by Client in advance.


     2.  SERVICES

     IIL agrees to provide, as requested, the widest possible range of and Financial Consulting services, to Management of Client, subject to, limited by and consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Such services include, as requested by Client, coordination of public relations, shareholder relations, audit coordination, certificate and transfer coordination, coordination of relationships with market-makers and broker dealers in the securities of Client and consulting services, incidental analysis and, where appropriate, and subject to the accompanying Attorney Disclosure Agreement, written legal opinions by IIL Counsel acting, as requested by Client, as Special Securities Counsel with Limited Authority, and the preparation and coordination of annual, quarterly and current filings as may be required of the Client pursuant to the Securities and Exchange Act of 1934 and Regulations of the Securities and Exchange Commission promulgated pursuant to the 1934 Act.


     3.  COMPENSATION

     In consideration for such services, Client agrees to pay IIL pursuant to fee schedule set forth in paragraph 1 above. Billings for services shall be invoiced by IIL and paid upon receipt.


     4.  PAYMENT  OF  EXPENSES

     IIL must secure in writing approval in advance for any expense that may be contracted on behalf of Client in excess of $400 in the aggregate. Expenses, if approved, are to be invoiced by IIL and paid upon receipt. In addition to charges for services, Client will be billed for all normal and incidental identifiable costs such as copying charges, telephone expenses, delivery fees, filing fees, and transcription fees; however, travel expenses, expert witness fees and other extraordinary charges will not be incurred without prior approval.


     5.  UNPAID  CHARGES

     It is agreed that if at any time any invoice rendered by this Firm to Client for investment banking, appropriate legal services and expenses remains unpaid for any reason for longer than 30 days, we shall have the right to discontinue performance of further services and to withdraw as your attorneys, regardless of the status of any matter in which we will be involved and regardless of any event or proceeding which may then be pending, unless we have reached a subsequent written agreement with respect thereto.


     6.  LATE  CHARGES

     An amount past due will incur a late charge, after 30 days, of 1.5% per month (18% per annum) of the total unpaid balance. Late charges will continue to accrue at the same rate on any unpaid balance during any collection efforts and until the entire bill is paid in full, unless a subsequent agreement with respect to such charges is made and reduced to writing. Should it become necessary to seek collection of any past due statement, you agree to pay all reasonable costs of collection including reasonable attorneys' fees and all interest incurred.


     7.  ARBITRATION  OF  ANY  DISPUTES

     It is agreed that any dispute arising our of this Agreement, or the Firm's representation of you, shall be resolved by binding arbitration in Las Vegas, Nevada, by the American Arbitration Association.


     8.  LIABILITY  OF  IIL

     In furnishing Client with advice and other services as requested, neither IIL nor any owner, employee or agent of IIL, shall be liable to Client or its creditors for ordinary errors of judgment or for anything except gross negligence, wilful malfeasance, or bad faith, in the performance of its duties or reckless disregard of its obligations and duties under the terms of this agreement. It is further understood and agreed that IIL may rely upon information furnished to it reasonably believed to be accurate and reliable and that, except as herein provided, IIL shall not be accountable for any loss suffered by Client by reason of Client's action or non-action on the basis of advice, recommendation or approval of IIL, its owners, employees or agents.

     9.  GOOD  FAITH  AND  FAIR  DEALING

     All parties to this agreement hereby covenant expressly to deal with each other honestly, fairly and in good faith in all respects, and to provide each other with reasonable further assurances in furtherance of their mutual performances with respect to this Agreement.


     10.  INDEPENDENT  CONTRACTOR

     IIL is and shall at all times be understood and deemed to be an independent contractor without authority to act or represent Client or its clients, except as provided or authorized in this agreement.


     11.  NON-EXCLUSIVITY

     Client recognizes and acknowledges that this agreement is non-exclusive, and that accordingly IIL now renders and may in the future render services to other clients, some of which may be of a nature similar to those agreed to be performed herein, or to clients with similar businesses, needing similar advice. IIL is and shall be free to render any such service or advice and shall not be required to devote full-time and attention to its obligations under this agreement, but only such amount as is reasonably necessary.


     12.  CONTROL

     Nothing contained herein shall be deemed to require any action by any Corporation contrary to law or its constituent documents or to relieve the board of directors thereof from responsibility for control of the affairs of such corporation.


     13.  OWNERSHIP  OF  FILES  AND  RECORDS

     Except as to original records or any records or files which we accept upon the understanding that they belong to you, it hereby is agreed that all files, copies of documents, correspondence or other materials which we may accumulate in connection with your representation, including copies of materials filed with any regulatory agency, shall be the property of IIL. Upon the termination of the engagement, IIL will return any property belonging to you upon your request. Copies of our files and other materials which IIL may have accumulated during our representation will be made available to Client at its expense; however, it is specifically agreed that IIL shall have the right, in its discretion, to dispose of these files at such times as it determines reasonably that such files need not be retained any longer. After such destruction, such files will no longer be available.


     14.  TERMINATION

     The term of this agreement shall begin with the complete execution hereof, and shall continue in effect for until terminated by either party in writing. Upon termination, all accrued charges shall be promptly invoiced and paid.

     15.  MISCELLANEOUS

     This agreement sets forth the entire agreement and understanding between the parties and supersedes all prior discussions, agreements and understandings, if any, of any and every kind and nature, between them. This agreement is made and shall be construed and interpreted according to the laws of the Client's place of Incorporation if that be Nevada or Texas, and if not, pursuant to the laws of the State of Nevada.


     ACCORDINGLY the parties cause this agreement to be signed by their duly authorized representative, as of the date written below.



                          Intrepid International, Ltd.

                                       by


                                /s/ Kirt W. James
                            Kirt W. James, President


THE ABOVE IS UNDERSTOOD AND AGREED TO and I state under the penalties of perjury that I am authorized to execute this letter agreement:

                Oasis Entertainment's Fourth Movie Project, Inc.


Date:  4/6/98
            By:        /s/  Kirt W. James
                            Kirt W. James, President

--------------------------------------------------------------------------------
                                  EXHIBIT 10.2

                     AGREEMENT: INFOMERCIALS MARCH 24, 1999
--------------------------------------------------------------------------------

                                    AGREEMENT
                                 March 24, 1999



The "following ("Agreement") sets forth the terms and conditions by which Oasis Entertainment's Fourth Movie Project, Inc. ("Oasis"), a Nevada corporation, will provide certain funding to Reliant Interactive Media Corporation ("Reliant"), also a Nevada confirmation.

(1) Oasis will provide funding to Reliant in the total amount of two hundred fifty thousand ($250,000) dollars for use in the production of three infomercials promoting the following products:

     Cactus  Jack's  Laundry  Vitamins
     Daniel Rogers Laboratories, Inc.'s Natural Hair Product Worldwide Sports Nutrition's Pure Protein Bar (Copies of the Marketing and Distribution Agreements for each of these products is attached hereto and made a part hereof, and this Agreement is subject to the prior determination by Oasis that the terms of the respective Marketing and Distribution Agreements are acceptable.)

(2) The funding to Reliant by Oasis shall be in accordance with the following schedule:

     On  or  before  March  24,  1999              $125,000
     On  or  before  April  2,  1999               $125,000

(3) The consideration for the funding of $250,000 to Reliant by Oasis shall be as follows:

     (a) Two hundred fifty thousand (250,000) restricted post-split shares of common stock of Reliant shall be issued to Oasis or its designees at the completion of the funding.
     (b) Reliant shall pay to Oasis a royalty equal to two (2%) percent of the adjusted gross revenues derived on all products described in section I hereof from any source or venue received by Reliant under the terms of the aforementioned Marketing and Distribution Agreements, as they may be amended, until Oasis has been paid the sum of six hundred twenty-five thousand ($625,000) dollars. Thereafter, Reliant shall pay to Oasis a royalty equal to one (I %) percent of the adjusted gross revenues derived on all products described in section  I

     hereof from any source or venue received by Reliant under the terms of the aforementioned Marketing and Distribution Agreements, as they may be amended, in perpetuity.

     (c)  Definitions:

          (4.) There are no other agreements between the parties hereto with respect to this subject matter, either written or oral, and this Agreement may only be modified in writing. The terms of this Agreement shall be governed by and construed in accordance with Nevada law. In the event of a dispute as to the interpretation of the terms of this Agreement, the parties agree to binding arbitration conducted pursuant to the rules of the American Arbitration Association in Las Vegas, Nevada.

     This Agreement may be executed in duplicate facsimile counterparts, each of which shall be deemed an original and together shall constitute one and the same binding agreement.

The  foregoing  is  agreed  to:

Reliant  Interactive  Media  Corporation     Oasis  Entertainment's Fourth Movie
Project


     By:/s/Kirt W. James
           Kirt W  James
     (Chief  Executive  Officer  President)

     Dated:     03/24/1999

--------------------------------------------------------------------------------
                                  EXHIBIT 10.3

                          PROMISSORY NOTE: MAY 25, 1999
--------------------------------------------------------------------------------

                                 PROMISSORY NOTE

$100,000.00
Date:  May  25,  1999

For value received, the undersigned Reliant Interactive Media Corp. (the "Borrower"). At 13535 Feathersound Dr., Suite 220, Clearwater, Florida 33672, promises to pay to the order of Oasis Entertainment's Fourth Movie Project, Inc. (the "Lender"), at 34700 Pacific Coast Highway., Suite 300, Capistrano Beach, CA 62624, (or at such other place as the Lender may designate in writing) the sum of $100,000.00.

Unpaid principal after the Due Dates shown shall accrue interest at a rate of Ten Percent (10.00%) annually until paid.

The sum of $51,500.00 shall be payable on May 22, 1999 and the sum of $51,500.00 shall be payable on June 7, 1999 (the "Due Dates").

All payments on this Note shall be applied first in payment of accrued interest and any remainder in payment of principal.

The Borrower promises to pay a late charge of $100.00 for each installment that remains unpaid more than three (3) days after its due date. This late charge shall be paid as liquidated damages in lieu of actual damages, and not as a penalty.

If any installment is not paid when due, the remaining unpaid balance and accrued interest shall become due immediately at the option of the Lender.

The Borrower reserves the right to prepay this Note (in whole or in part) prior to the due date with no prepayment penalty.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees. whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

1) the failure of the Borrower to pay the principal and any accrued interest in full on or before the Due Date;

2)     the  death  of  the  Borrower(s)  or  Lender(s);

3)     the filing of bankruptcy proceedings involving the Borrowers as a Debtor;

4)     the  application  for  appointment  of  a  receiver  for  the  Borrower;

5)     the  making  of  a  general  assignment  for the benefit of the Borrower;

6)     the  Insolvency  of  the  Borrower;  or

7) the misrepresentation by the Borrower to the Lender for the purpose of obtaining or extending credit.

     In addition, the Borrower shall be in default if there is a sale, transfer, assignment, or any other disposition of any assets pledged as security for the payment of this Note, or if there is a default in any security agreement which secures this Note.

     Borrower is required to maintain term life insurance payable to the Lender in an amount sufficient to pay the principal and accrued interest in full in the event of Borrower's death.

     If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note.


     No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note or assignment y Lender of this Note shall affect the liability of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lenders' option.

     This note shall be construed in accordance with the laws of the State of Nevada.
     Signed  this  17th  day  of  May,  1999,  at  Clearwater,  Florida.
     Borrower:
     Reliant  Interactive  Media  Corp.
     By:Kevin Harrington
        Kevin  Harrington
        Chairman  and  Chief  Executive  Officer

ASSIGNMENT

     (ONLY  COMPLETE  THE  FOLLOWING  INFORMATION  TO  ASSIGN  PAYMENTS TO A NEW
PARTY.)

     For  value  received,  the  above  Note  is  assigned  and transferred to

--------------------------------------------------------------------------------
                                  EXHIBIT 10.4

                          LOAN AGREEMENT: MAY 26, 1999
--------------------------------------------------------------------------------

                                 LOAN AGREEMENT
                                  May 26, 1999

The following ("Agreement") sets forth the terms and conditions by which Oasis Entertainments Fourth Movie Project, Inc. ("Oasis"), a Nevada corporation, will provide a loan to Reliant Interactive Media Corporation ("Reliant"), also a Nevada corporation.

(1) Oasis will provide a Low to Reliant herewith in the total amount of two hundred thousand ($200,000) dollars for operating expenses, such loan to be funded as follows;

     (a)     May  28,  1999          $75,000
     (b)     June  4,  1999          $75,000
     (c)     June  I  1,  1999       $50,000

(2) The loan shall be represented by Reliant's promissory note to be repaid as follows:

     a) Fifty-one thousand five hundred dollars ($51.500) payable on or before July 1,
          1999.

     b)     Fifty-three  thousand  dollars ($53,000) payable on or before August
2,  1999.     2-

     c) One hundred nine thousand dollars ($109,000) payable on or before September
          1,  1999.

(3) As additional consideration for this loan, Reliant shall issue to Oasis 5,000 shares of its restricted Common Stock.

(4) There are no other agreements between the parties hereto with respect to this subject matter, either written or oral except for the promissory note referred to in Section (2), and this Agreement may only be modified in writing. The terms of this Agreement shall be governed by and construed in accordance with Nevada law. In the event of a dispute as to the interpretation of the terms of this Agreement, the parties agree to binding arbitration conducted pursuant to the rules of the American Arbitration Association in Las Vegas, Nevada.

(5) This Agreement may be executed in duplicate facsimile counterparts, each of which shall be deemed an original and together shall constitute one and the same binding agreement.

     The  foregoing  is  agreed  to:

     Reliant Interactive Media Corporation     Oasis Entertainments Fourth Movie
          Project  Inc.

     By:___________/s/__________          By:____________/s/___________
     Kevin  Harrington                    Kirt  W.  James
     Chairman  and  Chief  Executive  Officer     President

     Date:  5/26/99                         Date:  5/25/99